UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                                CareCentric, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    828654301
                                 (CUSIP Number)

Timothy P. Scanlan, Esq.,
Mestek, Inc., 260 North Elm Street, Westfield, MA 01085 (413) 564-5849
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(Name, Address and
Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 31, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [Taurus].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1         Name of Reporting Person:  John E. Reed
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2         Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                        (b) [X]
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3         SEC Use Only

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4         Source of Funds
                                                    OO
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5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                                             [ ]

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6         Citizenship or Place of Organization
                                         United States
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7         Sole Voting Power
                                          1,402,584(1)

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8         Shared Voting Power
                                          1,050,873(2)

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9         Sole Dispositive Power
                                          1,402,584(1)

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10        Shared Dispositive Power
                                         1,050,873 (2)

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11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                       2,453,457(1)(2)

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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [X]
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13        Percent of Class Represented by Amount in Row (11)
                                          56.1 percent

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14        Type of Reporting Person
                                                    IN
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SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 398,406 shares issuable upon conversion of Series D Preferred Stock and 996,015 shares issuable upon conversion of outstanding indebtedness under that certain Secured Convertible Credit Facility and Security Agreement, dated June 12, 2000.
(2) Excludes 2,267 shares of common stock which are held by Mr. Reed's wife and 3,267 shares of common stock which are held by a family trust for which he is not trustee, to which he disclaims ownership. Includes 490,533 shares of common stock which are held by Mr. Reed as trustee for various family trusts, but for which he is not the beneficiary. Includes 89,458 shares of common stock owned by Sterling Realty Trust, a Massachusetts business trust of which Mr. Reed is the trustee and of which he and a family trust are the beneficiaries. Includes 470,882 shares of common stock held by trusts for the benefit of Mr. Reed. Does not include 398,406 shares issuable to Mestek, Inc. ("Mestek") upon conversion of certain convertible indebtedness of the CareCentric, Inc. (the "Company") held by Mestek pursuant to a participation agreement entered into between Mr. Reed, Mestek and the Company (the "Mestek Participation"). Does not include 400,000 shares issuable upon exercise of a warrant issued to Mestek in the merger of MCS, Inc. ("MCS") and CareCentric, 490,396 shares issuable upon exercise of a warrant issued to Mestek in connection with Mestek's relinquishment of certain voting rights and 104,712 shares issuable upon exercise of a warrant issued to Mestek in connection with Mestek's agreement to issue its guarantee with respect to the Company's $6 million senior debt revolving line of credit facility (collectively, the "Mestek Warrants"). Does not include approximately 378,295 shares issuable upon an option ("Mestek Option") issued to Mestek in the MCS merger, 210,471 of which were outstanding at December 28, 2001. The Mestek Option only vests as existing CareCentric options, warrants or conversion rights are exercised. Mr. Reed expressly disclaims beneficial ownership of all shares of Common Stock underlying the Mestek Participation, the Mestek Warrants and the Mestek Option.



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         John E. Reed ("Mr. Reed") hereby amends and supplements his Schedule
13D as filed on March 17, 2000, and as amended by Amendment No. 1 filed on April 18, 2000 and Amendment No. 2 filed on June 26, 2000 (as amended, the "Schedule 13D"), with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of CareCentric, Inc., a Delaware corporation (the "Company"), formerly known as Simione Central Holdings, Inc.

Item 1.  Security and Issuer.

         Item 1 of the Schedule 13D is hereby by amended and restated in its entirety as follows:

         The title of the class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share ("Common Stock"), issued by CareCentric, Inc. (the "Company"), formerly known as Simione Central Holdings, Inc., the principal executive offices of which are located at 2625 Cumberland Parkway, Suite 310, Atlanta, Georgia 30339.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

         Pursuant to the Secured Convertible Credit Facility and Security Agreement, dated June 12, 2000 (the "Credit Facility"), Mr. Reed has extended loans to the Company in the principal amount of $2,500,000 (the "Indebtedness"). The Indebtedness is currently convertible into Common Stock at a conversion price of $2.51 per share. As a result, 996,015 shares of Common Stock are currently issuable to Mr. Reed under the Credit Facility.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

         Pursuant to the Credit Facility, Mr. Reed has extended loans to the Company in the principal amount of $2,500,000 (the "Indebtedness"). The Indebtedness is currently convertible into Common Stock at a conversion price of $2.51 per share. As a result, 996,015 shares of Common Stock would be currently issuable to Mr. Reed under the Credit Facility.

         In addition to the Indebtedness, an additional $1,000,000 was loaned to the Company by Mestek, Inc. ("Mestek") on Mr. Reed's behalf under the Credit Facility (the "$1,000,000 Loan"). Pursuant to that certain Participation Agreement, dated December 31, 2001, by and among Mr. Reed, Mestek and the Company (the "Participation Agreement"), Mr. Reed transferred an undivided interest in $1,000,000 of indebtedness (the "Participation") under the Credit Facility in consideration of Mestek's previous extension of the $1,000,000 Loan.



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         The Participation currently represents $1,000,000 of the $3,500,000 in principal amount outstanding under the Credit Facility, or approximately 28.6% of such amount (the "Participation Percentage"). Under the Participation Agreement, Mr. Reed is obligated to remit to Mestek, with respect to any payments of principal and/or interest received from the Company under the Credit Facility, an amount equal to the amount of such payments multiplied by the Participation Percentage. In the event additional loans are made in the future under the Credit Facility, the Participation Percentage shall be recomputed to take into account the amount of such additional indebtedness. Mestek is entitled to convert the loans it purchased under the Participation Agreement into Common Stock at a conversion price of $2.51 per share. In connection with any request by Mestek to exercise its conversion rights with respect to its Participation, Mr. Reed is obligated under the Participation Agreement to assign the registration rights associated with the Common Stock so issued to Mestek.

         The Participation Agreement includes restrictions on Mr. Reed's ability to amend certain terms of the indebtedness without the prior consent of Mestek. Specifically, Mr. Reed agrees not to amend or modify any provision in the Credit Facility which (a) would extend the maturity of the indebtedness or increase the amount of the overall loan commitment under the Credit Facility or decrease the interest on or fees payable with respect to the indebtedness, (b) release any security or any guarantor for the indebtedness other than in accordance with the terms of the Credit Facility or (c) waive any default or forbear from enforcement of any default arising under the Credit Facility. If Mestek withholds such consent, Mr. Reed may repurchase Mestek's participation in the Credit Facility as of such date. Upon ten (10) days' prior written notice to Mestek, Mr. Reed may take any action which it determines in its sole discretion to be suitable or fitting to enforce payment of the Loans or respecting performance by the Company of its obligations under the Credit Facility.

         The foregoing description of certain provisions of the Participation Agreement does not purport to be complete and is qualified by reference to the Participation Agreement, which appears as Exhibit 99.1 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

         Item 5(c) is amended to read as follows:

         (c)      See Items 3 and 4. No other  transactions  in the  Company's
                    Common Stock have been  effected by
the person named in Item 2 within the last sixty days

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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         All contracts, arrangements, understandings or relationships with respect to the securities of the Company between Mr. Reed and any other person are described in Item 4 above, which is incorporated herein by reference and the Participation Agreement which is attached hereto as Exhibit 99.1 and which is incorporated herein by reference.


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Item 7.  Material to be Filed as Exhibits


EX-99.1 Participation Agreement, dated December 31, 2001, between John E. Reed, Mestek, Inc. and
                  CareCentric, Inc. is attached hereto as Exhibit 99.1.

EX-99.2* Secured  Convertible  Credit Facility and Security  Agreement,  dated
                  June 12, 2000,  between John E. Reed
                  and Simione Central Holdings, Inc.


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*  Previously filed.


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Signatures.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.



/S/ JOHN E. REED                                     December 31, 2001
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John E. Reed                                         Date